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ARTHUR H. DOMBY                                       Direct Dial:  404-885-3130
ARTHUR.DOMBY@troutmansanders.com                      Direct  Fax:  404-962-6546



                                 October 6, 1999



                                             Request for Threshold Determination
                                              or Consent under 10 C.F.R. S 50.80

U.S.  Nuclear  Regulatory  Commission
Attention:  Docket  Control  Desk
One  White  Flint  North
11555  Rockville  Pike
Rockville,  Maryland  20852

          Re:     NRC  Docket  No.  50-423  (Millstone  Unit  3);
                  Central Maine Power Company - Merger of Parent Holding Company

Dear  Sir  or  Madam:

     Central  Maine  Power  Company (Central Maine) currently holds an undivided
2.5 percent ownership interest in Millstone Unit 3 and is a Nuclear Regulatory Commission licensee with respect to this interest(1). The purposes of this letter are: 1) to inform the Nuclear Regulatory Commission (NRC) of the proposed acquisition of the parent holding company of Central Maine and 2) to request the NRC's concurrence, based on a threshold review, that the proposed acquisition does not, in fact, constitute a transfer subject to Section 50.80 of Title 10 of the Code of Federal Regulations. To the extent that the NRC finds that the
     ------------------------------
acquisition of the parent holding company constitutes an indirect transfer of Central Maine's license, Central Maine requests the NRC's consent to the indirect transfer of control of NRC Operating License NPF-49 issued for Millstone Unit 3. Attachment A to this letter provides the NRC with information pertinent to this request for consent.

-------------------------------
1. Central Maine also owns equity interests in four corporations that are NRC licensees for the Maine Yankee, Yankee Rowe, Haddam Neck and Vermont Yankee nuclear power plants, but Central Maine is not an NRC licensee with respect to any of these plants.

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PAGE 2

Background
----------

     Central Maine is a subsidiary of CMP Group, Inc. which holds all of the common stock of Central Maine; both are corporations incorporated under the laws of the State of Maine. The NRC previously reviewed and approved this structure. Specifically, by letter dated March 4, 1998, Central Maine submitted an application for consent under 10 C.F.R. S 50.80 for the restructuring of Central Maine, which resulted in CMP Group, Inc. (referred to as "HoldCo" in that correspondence) becoming the parent holding company of Central Maine. At that time, Central Maine requested the NRC's consent to any "indirect" transfer of control of the Millstone Unit 3 license, to the extent that the NRC determined that such consent was required under Section 184 of the Atomic Energy Act of
1954,  as  amended,  and  10  C.F.R. S 50.80.   By  Order  issued  June 2, 1998,
supported by the Staff's Safety Evaluation, the Commission approved the application regarding the restructuring, subject to Central Maine providing the Director of the NRC's Office of Nuclear Reactor Regulation a copy of any application of Central Maine to transfer to its parent or any affiliates any of its facilities having a depreciated book value in excess of ten percent (10%) of Central Maine's consolidated net utility plant investment. A copy of the Order and the Staff's Safety Evaluation are attached for ease of reference as Attachment B.

     On June 14, 1999, CMP Group, Inc. and Energy East Corporation (Energy East) signed a definitive merger agreement for the acquisition of CMP Group by Energy East, subject to regulatory approvals. Energy East is an investor-owned holding company with offices in New York and Connecticut. Through its subsidiaries, it is an energy delivery, products and services company with operations in New York, Massachusetts, New Hampshire, Maine, Vermont and New Jersey. In the merger, Energy East will acquire all of the common stock of CMP Group. CMP Group, upon completion of the transaction, will become a wholly-owned subsidiary of Energy East and will continue its corporate existence under the laws of the State of Maine. After the completion of the acquisition, all of Central Maine's common stock will continue to be owned by the surviving CMP Group, and Central Maine will retain its headquarters at its present offices in Augusta, Maine. All of the members of the board of directors of Central Maine and Central Maine's President after the transaction will be citizens of the United States.

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PAGE 3

Request  for  Threshold  Determination
--------------------------------------

     NRC regulations in 10 C.F.R. S 50.80 require NRC review of, and written consent to, indirect as well as direct transfers of operating licenses. In the case of Central Maine, no direct transfer of the license or interest in Millstone 3 will result from the proposed acquisition of CMP Group by Energy East. Northeast Nuclear Energy Corporation (NNECo), a co-owner of Millstone Unit 3, has exclusive authority under the license to operate the facility. NNECo is not involved in the proposed acquisition by Energy East; NNECo would continue to have exclusive responsibility for the management, operation and maintenance of Millstone Unit 3. No physical or operational changes to Millstone Unit 3 will result from the proposed merger. No transfer of assets from Central Maine will result from the merger of CMP Group and Energy East. No change in the Millstone Unit 3 license is required because Central Maine will remain the owner of its present 2.5 percent ownership interest in the facility.

     After the merger is completed, Central Maine will continue to be a public utility subject to regulation by the Maine Public Utilities Commission (Maine
PUC) under the laws of the State of Maine, providing the same utility services as it did prior to the acquisition(2). The Federal Energy Regulatory Commission
(FERC) will still regulate Central Maine's wholesale electric rates and transmission service. As a consequence, Central Maine will remain an "electric utility" within the meaning of 10 C.F.R. S 50.2, since it will continue to be" an entity that generates or distributes electricity and which recovers the cost of this electricity, either directly or indirectly, through rates established by the entity itself or by a separate regulatory authority." The proposed acquisition of Central Maine's parent will have no impact on the revenues and expenses of Central Maine relative to the operation of Millstone Unit 3, or on the ability of Central Maine to fund its pro-rata share of decontamination and decommissioning costs for the facility. Central Maine's responsibility for such costs and its obligations under 10 C.F.R. Part 140 and 10 C.F.R. S 50.54(w) will not be affected. As a result of the acquisition, Central Maine believes that it and the non-utility subsidiaries of CMP Group will be able to compete more effectively in the changing commercial and regulatory environment, including decisions of the FERC that promote additional competition at the wholesale level.

-------------------------------
2. The  Maine  Electric  Utility  Restructuring Act of 1997 (35-A MRSA S 3201 et
                                                                              --
seq.)  requires  all  investor-owned  utilities in the State of Maine, including
----
Central Maine, to 1) divest their non-nuclear generating assets and generation-related activities by March 1, 2000, at which time all retail customers in Maine will have the right to purchase electric generating services directly from competitive providers licensed by the Maine PUC, 2) limit their electric utility operations to transmission and distribution services after that date, and 3) create separate corporate entities for any marketing and sale of electricity to retail customers.

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ATTORNEYS AT LAW

PAGE 4

     Central Maine requests an NRC threshold determination, pursuant to NUREG SR1577, rev. 1, Section III.1.e, that the acquisition of CMP Group by Energy East does not require the NRC's consent under 10 C.F.R. S 50.80. The acquisition does not entail a merger of Central Maine, a formation of a holding company of Central Maine or an acquisition of or divestiture by Central Maine and, therefore, consent may not be required under Section 50.80. The transaction does not affect Central Maine's status as an "electric utility" or affect the corporate ownership or identity of the licensee (i.e., it will remain a subsidiary of a holding company, CMP Group, Inc., which will continue to own Central Maine to the same extent it does now). Therefore, not only will the licensee's financial qualifications not be adversely affected as a consequence of the acquisition, but also Central Maine is exempt from a financial qualifications review in accordance with NRC regulation.

     The consummation of Energy East's acquisition of CMP Group, Inc. is dependent upon the receipt of various regulatory and shareholder approvals and is currently expected to occur in the middle of the year 2000, or earlier if all approvals have been obtained. Any requisite NRC approval is a precondition to Securities and Exchange Commission and, possibly, Connecticut Department of Public Utility Control approvals. Accordingly, Central Maine respectfully requests that the NRC complete its threshold determination of the proposed acquisition by November 15, 1999 and, if required, provide its consent pursuant to 10 C.F.R. S 50.80 by December 31, 1999.

     If the NRC has any questions with regard to the proposed transaction, please contact me directly at 404-885-3130.


                         Sincerely  yours,


                         Arthur  H.  Domby

AHD/lrb

Enclosures:     Attachment  A - "Information related to the Proposed Acquisition of  CMP  Group,  Inc. (Parent of Central Maine Power Company) by
                Energy  East  Corporation"

                Attachment B - "Order Approving the Application Regarding the Proposed Restructuring of Central Maine Power Company By Establishment of a Holding Company" with Staff Safety Evaluation.

xc:             Attached  List

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PAGE 4

                                                                    ATTACHMENT B

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


ENERGY  EAST  CORPORATION          )
                                   )
AND                                )     DOCKET  NO.  EC99-     -000
                                   )
CMP  GROUP,  INC.                  )


          JOINT AFFIDAVIT OF STEVEN S. GARWOOD AND JEFFREY L. MCKINNEY

INTRODUCTION

     1. My name is Steven S. Garwood. I am the Managing Director of Transmission Operations for Central Maine Power Company ("Central Maine" or "CMP"). My primary responsibility is to provide management oversight and direction to the areas of Transmission Planning, Transmission Services, Interconnection Agreement Administration, and CMP's Control/Dispatch Center. During my career at CMP, which began in June 1985, I have worked in various capacities in the areas of Engineering, Licensing, Cost of Service, and Rate Design. I participated extensively in the restructuring of the New England Power Pool ("NEPOOL") as part of the NEPOOL Regional Transmission Group negotiating team and in my current capacity as Chair of the Regional Transmission Operations Committee. I serve as CMP's primary representative on the NEPOOL Participant's Committee (formerly the NEPOOL Executive Committee).

2. My name is Jeffrey L. McKinney. I am Manager of Transmission Services & Policies in the Energy Operating Services Department of New York State Electric & Gas Corporation ("NYSEG"). I am responsible for directing and aiding the work of the Transmission Services & Policies Section with the primary goals of providing transmission contractual services and formulating strategies and policies related to transmission issues. I coordinate and have ultimate responsibility for filings before the Federal Energy Regulatory Commission ("FERC") related to transmission services and contracts and manage the day-to-day administrative matters of the Section. I have been a member of several New York Power Pool ("NYPP") and Northeast Power Coordinating Council ("NPCC") system study working groups and am familiar with transmission pricing under the New York Independent System Operator tariff described below.

3. The purpose of this joint affidavit is to support the merger of Energy East Corp. and CMP Group, Inc. In particular, we explain how Central Maine and NYSEG intend to integrate their Open-Access Transmission Tariffs ("OATTs") so that, with respect to transmission facilities over which CMP or NYSEG have retained some operational or administrative control, customers who use both transmission systems are not required to pay both companies' embedded cost transmission charges.

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PAGE 5

4. I, Mr. Garwood, will describe CMP's transmission system, as well as transmission services within NEPOOL and CMP.

5. I, Mr. McKinney, will describe NYSEG's transmission services, as well as transmission services within NYPP and NYSEG.

DESCRIPTION  OF  CENTRAL  MAINE'S  TRANSMISSION  SYSTEM

     6. Central Maine's transmission system serves approximately 533,000 native load retail customers within an 11,000 square mile territory in southern, central, and western Maine. CMP's transmission system consists of 208 miles of 345 kV lines, 1065 miles of 115 kV lines and 1021 miles of 34.5 kV lines. CMP is a member of NEPOOL. As such, all of its qualifying 345 kV and 115 kV transmission facilities are classified as Pool Transmission Facilities ("PTF") and are under the operational control of the independent system operator for New England ("ISO-NE"). The remainder of CMP's transmission system, consisting of its 34.5 kV transmission lines, and certain 345 and 115 kV facilities, are classified as non-PTF. Central Maine has retained operational control only over its non-PTF facilities. CMP does not own or control any of the tie lines that comprise the New England to New York interface. These lines on the New England side of the interface are owned by other New England utilities, are within NEPOOL and are under the operational control of the ISO-NE.

DESCRIPTION  OF  NYSEG'S  TRANSMISSION  SYSTEM

     7. NYSEG is a combination electric and gas utility serving approximately 826,000 retail electric customers and 244,000 gas customers in upstate New York. NYSEG's electric transmission system consists of approximately 4,482 circuit miles of line. NYSEG's electric distribution system consists of 35,967 miles of line. NYSEG, which is a member of the New York
Power Pool ("NYPP"), has committed to transfer control of its transmission system to the independent system operator for New York ("NYISO").(3), 79 FERC
61,374 (1997). As is the case with CMP, NYSEG does not own or control any of the transmission lines that comprise the New York to New England interface. All these lines are owned by others and will be under the operational control of the NYISO. The NYISO expects to commence operations in October 1999. TRANSMISSION SERVICES WITHIN NEPOOL AND CMP

     8. Within NEPOOL, transmission service over PTF is governed by the NEPOOL OATT, which is administered by ISO-NE.(4) ISO-NE has operational control of all New England utilities' PTF, including CMP's PTF. The provision of open access transmission service over these facilities is provided under the terms of the Restated NEPOOL Agreement and the NEPOOL Open Access Transmission Tariff ("OATT"). The NEPOOL OATT provides for Regional Network Service, Internal Point to Point Service, and service through and exports from NEPOOL ("Through and Out Service") at non-pancaked rates.

-------------------------------
3. New  England  Power  Pool,  79  FERC   61,374  (1997).
4. The Restated NEPOOL Agreement and NEPOOL OATT became effective on March 1, 1997. ISO-NE took over management and administration of the NEPOOL PTF on July 1, 1998.

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PAGE 6

9. Under the NEPOOL OATT, New England load pays for Regional Network Service over PTF. As a result, generators, power marketers, and other power suppliers do not pay for transmission service to serve load in New England, unless they purchase Internal Point to Point Service. The NEPOOL OATT provides for zonal rates for Regional Network Service and Internal Point to Point Service, which will ultimately be replaced with a system-wide, postage-stamp rate equal to the NEPOOL PTF Rate. Transmission service over the PTF of all NEPOOL member-utilities is subject to NEPOOL OATT charges only and not company specific charges. Through and Out Service (transmission service to wheel power through or export power out of NEPOOL to another control area, such as NYPP), is provided at the NEPOOL PTF Rate. The NEPOOL PTF Rate is a postage stamp rate; thus, a wheel from a generator anywhere on PTF to another control area, such as NYPP, is subject only to a single NEPOOL transmission charge under the NEPOOL OATT, irrespective of how many individual transmission systems are used. A New England power marketer or generator that desires to wheel power through or out of NEPOOL must arrange and pay for NEPOOL Through and Out Service.

10. Central Maine administers transmission service over its non-PTF system under the terms of its Local OATT. This tariff provides for Local Network Service to network transmission customers connected to CMP's, non-PTF transmission system. The CMP Local OATT also provides for Local Point to Point Service to customers, such as generators, connected to CMP's non-PTF system. A generator, for example, could use Local Point to Point Service to transmit power from CMP's local network to the NEPOOL PTF. Thus, a generator located on CMP's local network that wishes to serve load in New England under NEPOOL Regional Network Service would pay only a CMP Local Point to Point Service rate, and New England load would pay for the Regional Network Service. If such a generator wishes to serve load in New York, it must pay for NEPOOL Through and Out Service, in addition to CMP Local Point to Point Service.

TRANSMISSION  SERVICES  WITHIN  NYPP  AND  NYSEG

     11. The NYISO is scheduled to become operational in October 1999.(5) UNDER THE NYISO TARIFF, ALL TRANSMISSION SERVICES, WITH THE EXCEPTION OF CERTAIN GRANDFATHERED CONTRACTS, WILL BE ADMINISTERED BY THE NYISO AND OFFERED UNDER THE TERMS OF THE NYISO OATT. TRANSMISSION SERVICE WITHIN THE NYISO CONTROL AREA WILL BE SUBJECT TO A SINGLE ZONAL RATE EQUAL TO THE TRANSMISSION SERVICE CHARGE ("TSC") OF THE TRANSMISSION OWNER ON WHOSE SYSTEM THE LOAD WITHDRAWS THE ENERGY OR ON WHOSE SYSTEM THE ENERGY IS WHEELED OUT OF OR EXPORTED FROM THE NYISO CONTROL AREA (THE NYISO OATT EQUIVALENT OF ISO-NE'S THROUGH AND OUT SERVICE). ACCORDINGLY, WHEELS TO LOADS WITHIN NYSEG'S SERVICE TERRITORY WILL BE SUBJECT TO NYSEG'S TSC. AFTER THE NYISO GOES INTO OPERATION, NEW YORK UTILITIES WILL NOT OFFER ANY NEW TRANSMISSION SERVICE UNDER THEIR INDIVIDUAL OATTS. THE NYISO WILL ADMINISTER ALL TRANSMISSION SERVICES ACROSS ALL EIGHT TRANSMISSION SYSTEMS.

12. TRANSMISSION SERVICE ASSOCIATED WITH EXPORTS OF POWER FROM A GENERATOR IN THE NYISO CONTROL AREA OUT OF THE NYISO CONTROL AREA (EXPORTS) OR WHEELS THROUGH (TRANSMISSION OF ENERGY FROM ANOTHER CONTROL AREA, SUCH AS NEPOOL, THROUGH THE NYISO CONTROL AREA TO ANOTHER CONTROL AREA, SUCH AS PJM(6)) will be subject to the non-pancaked TSC of each system at which the energy exits the NYISO control area. The NYISO will calculate "generator shift factors" to determine the megawatt flow that is transmitted on each of the transmission owners' facilities that comprise the interface with the control area to which the energy is exported. These distribution factors will be used in determining each utility's billing units for application of its TSC, but only one TSC shall apply to each MWH of Export or Wheel Through.

13. While NYSEG owns some of the tie lines that comprise the NYISO-to-PJM interface, it does not own any of the tie lines that comprise the NYISO-to-NEPOOL interface. NYSEG will apply its TSC to Wheels Through and Exports to PJM in accordance with the shift factors. NYSEG will not apply its TSC to Wheels Through and Exports to NEPOOL because it does not own the lines comprising the interface between the NYISO control area and NEPOOL, and thus is not allocated a shift factor for use of these facilities. NYSEG will receive revenues for wheeling to loads located on or within its service territory.

-------------------------------
5. Currently, transmission service within NYPP is offered under the individual OATTs of the eight New York utilities. Thus, transmission service within or through NYSEG's service territory is governed by the NYSEG OATT and multiple transmission service charges apply for wheeling through multiple utility systems within NYPP.
6.The  Pennsylvania-New  Jersey-Maryland  Interconnection.

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PAGE 7

NYSEG  AND  CMP  TRANSMISSION  CHARGES  POST-MERGER

     14. Following the merger, there will be only three types of transactions that, absent a tariff modification or change in billing procedures, could result in a charge under both CMP's Local OATT and the NYSEG TSC under the NYISO OATT: wheels from a generator on CMP's non-PTF System (a) to wholesale load on NYSEG's system, such as a municipal utility; (b) to a retail load within NYSEG's service territory; or (c) through NYSEG's system to a buyer or transmitter in PJM. In order to avoid that result, NYSEG and CMP commit that, upon approval of the merger, they will waive or reduce the otherwise applicable charges such that transmission customers in these three types of transactions will not have to pay more than the equivalent of one transmission service charge to NYSEG and CMP for transmission.

15. Without the CMP OATT protocol (described in Paragraph 17 below), a generator located on CMP's non-PTF system wheeling power to a load located on NYSEG's system or in NYSEG's service territory would have to pay both a CMP
Local Point to Point Service charge(7) and a NYSEG TSC pursuant to NYSEG's retail access tariff or the NYISO Tariff.

16. Without a posted NYSEG TSC billing credit (described in Paragraph 18 below), a generator located on CMP's non-PTF system wheeling power through NYSEG to a buyer or transmitter in PJM may have to pay both CMP's Local Point to Point Service charge(8) under the CMP OATT and the full NYSEG TSC under the NYISO OATT to the extent the NYISO determines that the transaction uses NYSEG's tie lines interconnecting the NYISO control area with PJM. The NYISO OATT permits such adjustments for Export and Wheel Through transactions. See Attachment H,
                                                              ---
Section  8.0  of  the  NYISO  OATT  on  file  with  the  Commission.

17. CMP commits to adopt a protocol under CMP's Local OATT, to be effective upon consummation of the merger, to waive CMP's otherwise applicable Local Point to Point Service transmission service charge in the first two types of transactions described in Paragraph 14, above [(a) and (b)].

18. For the third type of transaction described in Paragraph 14, above [(c)], NYSEG similarly commits to implement a TSC billing credit such that NYSEG will charge no more than its FERC-accepted or approved TSC less an amount equivalent to the applicable Local Point to Point Transmission Service charge under the CMP OATT.(9) If NYSEG does not bill TSC charges in excess of this amount as described, the customers will pay in the aggregate no more than the NYSEG TSC or the equivalent of only a single system rate for use of both Central Maine's non-PTF system and NYSEG's system. The effect of this posted TSC billing credit is that transmission customers in such transactions will not be charged the equivalent of both CMP's Local OATT rate for Local Point to Point Service and the full NYSEG TSC.

-------------------------------
7. As discussed in this affidavit, the "transmission service charge" under either the CMP OATT or the NYISO OATT does not include ancillary service charges, congestion charges or losses, the application of which will remain unchanged by the rate treatment discussed in this affidavit.
8.  CMP's  Local  Point  to  Point  Service  rate  is  currently  $2.87 per MWH.
9. NYSEG's TSC as filed in the NYISO Docket is $7.99 per MWH, subject to the outcome of the NYISO proceeding. The equivalent amount of the billing credit associated with the CMP OATT rate is currently $2.87 per MWH. NYSEG would issue a TSC credit on its TSC bills to be consistent with the hourly TSC ceiling described above.

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PAGE 8

19. While the NYISO OATT contemplates a discount applicable to all customers delivering across a particular interconnection, the more specific application of a billing credit to only those customers that pay CMP Local Point to Point Transmission Service charges satisfies the Commission's policy in mergers. The billing credit places customers using both CMP's and NYSEG's systems, and subject to both companies' charges in the same position they would have realized had CMP waived its Local Point to Point Transmission Service charge and NYSEG charged its full TSC. This stated billing credit practice, which the Commission can approve as a condition of the merger authorization sought in this application, is not discretionary, thereby avoiding completely concerns that might otherwise arise in a discounting context. By proposing the equivalent of only one rate for use of both CMP's non-PTF system and NYSEG's system, through a combination of waiving the CMP Local OATT TSC in some transactions and a NYSEG TSC billing credit in others, the applicants will spread any revenue impacts and benefits associated with the rate treatment across both systems.

20. In transactions from a generator on the NYSEG system or another control area, such as PJM, through NYSEG to a load on the CMP non-PTF system, there would be no duplicate NYSEG/CMP transmission charges. Under the NYISO OATT, the transmission owners at the point of withdrawal of the energy apply their TSCs. Accordingly, NYSEG would not collect a TSC for transactions out of NYISO control area to NEPOOL because NYSEG does not own any of the tie lines comprising the NYISO control area to NEPOOL interface. Similarly, NYSEG would not collect a TSC for transactions into NYISO control area from PJM. In these transactions, the only CMP/NYSEG transmission charge imposed would be CMP's charge under its Local OATT. Therefore, no tariff amendments or changes in billing practice are required.(10)

21. The companies can achieve the proposed mechanisms for eliminating application of both a CMP OATT embedded cost transmission charge and a NYSEG TSC under the NYISO OATT through the CMP protocol under its Local OATT and NYSEG's billing credit protocol described above. Neither the NYISO OATT nor the NEPOOL OATT requires amendment to achieve this result. In this way, implementation of the rate treatment specified in this application is simplified.

-------------------------------
10. While there are other transactions between or through the CMP and NYSEG transmission systems, no other transactions would be assessed both a NYSEG TSC and a transmission charge under the CMP Local OATT. For instance, a generator located on CMP's PTF system serving load in either NYSEG's service territory or in PJM would not pay a CMP Local OATT charge.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

SUMMARY  AND  CONCLUSIONS

     22. By the time the merger of Energy East and CMP Group is completed, NYSEG and CMP will have relinquished operational control of their transmission systems to their respective ISOs consistent with FERC-approved tariffs and agreements. Services over the intervening NEPOOL and NYISO transmission systems will be offered under the non-discriminatory terms of the NEPOOL OATT and the NYISO OATT. CMP and NYSEG commit to eliminate the potential effects of multiple transmission charges that would otherwise result from application of CMP's Local OATT and the NYSEG TSC under the NYISO OATT. By lowering the otherwise applicable transaction costs, these proposed measures will encourage additional competitive economic transactions between the two companies' systems.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

                                  EXHIBIT LIST
                                  ------------


Exhibit  1:     Joint  1998  Annual Report on Form 10-K of CMP Group and Central
----------
                Maine filed with the Securities and Exchange Commission (SEC) in March, 1999. Joint Quarterly Report on Form 10-Q of CMP Group and Central Maine filed with the SEC on August 10, 1999.

Exhibit 2:     Agreement and Plan of Merger By and Among CMP Group, Inc., Energy
---------
               East and EE Merger Corp. dated June 14, 1999 (without Schedules).

Exhibit 3:     Energy East's Quarterly Report on Form 10-Q filed with the SEC on
---------
               August  10,  1999.

Exhibit  4:    Petition  for  Approval of Reorganizations and Affiliate Interest
----------
               Transactions filed with the Maine PUC on July 1, 1999 (Docket No. 99-411) (without Appendix 1).

               Supplemental Prefiled Testimony of Arthur W. Adelberg, July 22, 1999.

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